082-00051

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

07021317

VIA COURIER

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2007 WASH. D.C. 186

February 21, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

SUPPL

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a news release issued by TransCanada Corporation via CCN Matthews news network on February 21, 2007. The news release is to be placed in the Company's public file.

"TransCanada increases ownership in TC PipeLines, LP"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

TransCanada
In business to deliver

NewsRelease

TransCanada increases ownership in TC PipeLines, LP

CALGARY, Alberta – February 21, 2007 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced a wholly owned subsidiary, TransCan Northern Ltd., has entered into an agreement to purchase 8,678,045 common units of TC PipeLines, LP (the Partnership) at US$34.57 per common unit. TransCanada's investment of US$300 million represents 50 per cent of a US$600 million private placement of common units by the Partnership with new and existing institutional investors in the United States. A subsidiary of TransCanada will also invest approximately US$12 million in the Partnership to maintain its general partnership interest.

The Partnership will use the proceeds from the private placement to partially fund its proposed acquisition of a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes).

The purchase of common units of the Partnership is conditional on the closing of the Partnership's acquisition of Great Lakes. The acquisition is expected to close by the end of February, 2007, subject to standard closing conditions.

On closing, subsidiaries of TransCanada will own approximately 32 per cent of the Partnership and continue to be the sole general partner.

TC PipeLines, LP is a publicly traded limited partnership. Pending the closing of the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership announced December 22, 2006, TC PipeLines, LP will have interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines including Northern Border Pipeline Company (50 per cent ownership) and Tuscarora Gas Transmission Company (99 per cent owned or controlled). For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines and storage facilities, and power generation. For 50 years, TransCanada has transported the majority of Western Canada's natural gas production to key Canadian and U.S. markets. On closing of the acquisition of the American Natural Resources Company and ANR Storage Company announced December 22, 2006, TransCanada's network of wholly owned pipelines will extend more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada will also become one of the continent's largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately

7,700 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada's beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

-30-

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911

TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

February 21, 2007

SEC MAIL RECEIVED PROCESSING
FEB 22 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a news release issued by TC PipeLines, LP in the United States via CCN Matthews on February 21, 2007. This press release is to be placed in the Company's public file.

> **"TC PipeLines, LP Enters Agreement for $600 Million Private Placement of Common Units"**

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Enters Agreement for $600 Million Private Placement of Common Units

CALGARY, Alberta – February 21, 2007 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced it has entered into an agreement to sell 17,356,086 common units at $34.57 per common unit for gross proceeds of $600 million. The common units are being sold to new and existing institutional accredited investors in a private placement.

The institutional investors, led by Kayne Anderson Capital Advisors L.P. and Tortoise Capital Advisors, will acquire 8,678,041 common units for approximately $300 million. In addition, TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Corporation (TCPL) will acquire 8,678,045 common units for approximately $300 million.

A TransCanada subsidiary will also invest approximately $12 million to maintain the general partnership interest.

Closing of the placement is conditioned on the closing of the Partnership's proposed acquisition of a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (GLGT). The acquisition, subject to standard closing conditions, is expected to close by the end of February, 2007.

The $600 million in equity proceeds reflect the Partnership's previously stated commitment to maintain a strong balance sheet following its recent acquisitions of an additional 20 per cent interest in Northern Border, 50 per cent interest in Tuscorara and now its 46.45 per cent interest in GLGT. The Partnership will use the net proceeds from this private placement to fund a portion of the approximately $750 million cash consideration for the acquisition. The Partnership plans to finance the balance of the total consideration through its $950 million senior revolving debt credit facility announced on February 13, 2007.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. The securities offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

TC PipeLines, LP is a publicly traded limited partnership. Pending the closing of the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership announced December 22, 2006, TC PipeLines, LP will have interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines including Northern Border Pipeline Company (50

per cent ownership) and Tuscarora Gas Transmission Company (99 per cent owned or controlled). For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward-Looking Information

This news release may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statement to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include the ability to close the Great Lakes acquisition, regulatory decisions, particularly those of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, the ability of Northern Border Pipeline to recontract its available capacity at maximum rates, operational decisions of Northern Border Pipeline's operator, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and other risks inherent in the transportation of natural gas as discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005 and subsequent quarterly reports on Form 10-Q.

- 30 –

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Unitholder and Analyst Inquiries:	Myles Dougan	(877) 290-2772 investor_relations@tcpipelineslp.com

END